Exhibit 99.1

Cazoo Announces Third Quarter 2023 Financial Results

New Record Retail GPU of £1,470 in Q3 2023

Significant improvement to Gross Margin

Cost reductions result in strong cash position

●	Q3 2023 Retail GPU up 14% versus Q2 2023 and up 201% YoY

●	Gross Margin improves to 6.5%, up 3.5 ppts YoY (Q3 2022: 3.0%)

●	On target reduction in fixed and variable costs, delivering forecasted savings

●	Strong cash position of £151 million of cash and cash equivalents at end of period

London and New York, October 25, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK online used car retailer which makes buying and selling a car as simple as ordering any other product online, announces its financial results for the three months ended September 30, 2023.

Paul Whitehead, Chief Executive Officer of Cazoo, commented, “I am very pleased with our results in the third quarter of 2023 where we continued to build on our track record of delivering on our targets. Through our continued focus on unit economics, we maintained the quarter-on-quarter improvement in Retail GPU and reached a new record of £1,470.

“Despite the challenging economic environment with increased interest rates and higher costs of living, our online value proposition continues to appeal to consumers as we sold 9,525 retail vehicles in Q3, and delivered further improvement in Retail GPU, which was up 14% quarter-on-quarter and 201% year-on-year. Average Retail GPU for the first nine months of 2023 was £1,215.

“Looking ahead, we see further scope to sustain and grow our Retail GPU by targeting opportunities in increased ancillary products sales, optimizing our digital finance journey, improving inventory selection and turnover, and through increased efficiency in pricing, purchasing and logistics.

“During the quarter, we continued to reduce both fixed and variable costs in line with expectations, leading to lower cash utilization. Our cash position remains strong with £151 million of cash and cash equivalents plus approximately £35 million of self-financed inventory as at September 30, 2023.

“We expect to incur further one-off costs related to the Transactions1 in the fourth quarter in addition to those already spent and as a result expect to finish the year with between £100 million and £115 million of cash and cash equivalents and between £20 million and £30 million of self-financed inventory.

“Given the impact of higher interest rates and cost of living on consumer demand, we anticipate retail unit sales in Q4 2023 of around 8,500 with full-year retail sales at 40,000-42,000 units. We expect the average Retail GPU for the full year to be better than the previous guidance, approaching £1,250 and the exit rate to be around £1,400, which reflects normal market seasonality and the challenging economic environment. We are maintaining our adjusted EBITDA forecast unchanged at between £(100) million and £(120) million. Our top priorities remain to continue to improve unit economics, reduce our fixed cost base and extend our cash runway, as we work towards our goal of reaching profitability.”

[1]	The Company has entered into a transaction support agreement, dated September 20, 2023 (“Transaction Support Agreement”), with certain noteholders (the “Noteholders”) representing 85% of the Company’s $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) and certain shareholders representing more than 32% of our Class A ordinary shares.

Summary Results

	Three months ended
	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2022	Change YoY
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Vehicles Sold	12,021	11,538	17,447	23,775	(49)%
Retail	9,525	9,124	13,314	18,889	(50)%
Wholesale	2,496	2,414	4,133	4,886	(49)%
Revenue (£m)[1]	173	171	247	347	(50)%
Retail (£m)[1]	157	155	222	296	(47)%
Wholesale (£m)	15	15	21	34	(56)%
Other (£m)[1]	1	1	4	17	(94)%
Retail GPU (£)[2]	1,470	1,290	980	488	201%
Gross Profit (£m)	11	8	14	10	10%
Gross Margin (%)	6.5%	4.7%	5.8%	3.0%	3.5	ppts
Cash & cash equivalents[3], £m	151	195	215
Self-financed inventory, £m	~35	~35	~60

[1]	Retail revenue comprises ancillary products, including financing and warranty. These amounts were previously included in “Other sales”. In 2023, “Other sales” comprises revenue from walk-in servicing, subscription services, third-party reconditioning and the provision of data services. The comparatives for 2022 have been restated for consistency.
[2]	Retail GPU (Gross Profit per Unit) is derived from retail revenues divided by retail units sold (net of returns).
[3]	The Q1 2023 balance excludes £6.4 million of cash related to assets held for sale in relation to the announced sale of Cluno, as at this point in time Cazoo had paid for Cluno but the transaction had not yet completed with its balance sheet still being consolidated. The transaction was completed in Q2 2023.

Third Quarter 2023 Financial and Strategic highlights

●	Revenue of £173 million in line with expectations and our focus on unit economics

●	9,525 retail units sold as our fully online proposition continues to resonate with consumers

●	Retail GPU up 14% QoQ and 201% YoY to £1,470 (Q3 2022: £488)

●	Gross profit of £11 million (Q3 2022: £10 million), on higher Retail GPU at a lower volume of units

●	Gross margin of 6.5%, better by 3.5 ppts (Q3 2022: 3.0%)

●	Ancillary revenue per retail unit sold at £735, up 29% YoY (Q3 2022: £568; Q2 2023: £848)

●	Finance attachment rate at 49.8% (Q3 2022: 43.1%; Q2 2023: 53.2%)

●	Ancillary revenue per retail unit sold and finance attachment rate lower QoQ as higher interest rates impact consumer confidence

●	Annualized cost savings of £100 million from the restructuring undertaken in Q1 2023 delivered

●	On track to make further £20 million of cash savings identified in Q2 23

●	Cash & cash equivalents of £151 million as of Sept 30, 2023 (Dec 31, 2022: £258 million)

●	Self-financed inventory of ~£35 million as of Sept 30, 2023 (Dec 31, 2022: ~£75 million)

●	Transaction Support Agreement with Noteholders announced on September 20, 2023

●	The transactions set out in the Transaction Support Agreement are expected to materially reduce Cazoo’s debt and improve our capital structure

Outlook for the remainder of 2023

Demand for used cars remains volatile and our priority is to deliver better economics per unit sold. Considering the normal seasonality of the used car market and the current economic climate, we expect to sell around 8,500 retail units in Q4 2023. For the whole of 2023 we expect to sell between 40,000-42,000 retail units and between 50,000-52,000 total units (retail and wholesale).

Having delivered average Retail GPU of £1,215 for the first nine months of the year, we are upgrading our expectations for the average Retail GPU for 2023 to approach £1,250 and anticipate to exit the year at ~£1,400 Retail GPU reflecting pressure on profitability expected in the last quarter of the year due to seasonality and the higher interest rates environment.

We are also achieving the planned reduction in fixed and variable costs. Consequently, our forecast for adjusted EBITDA remains unchanged at £(100) million to £(120) million for 2023.

Due to the Transactions-related costs that are being incurred in the third and fourth quarters, our cash balance at the end of 2023 is expected to be between £100 million and £115 million with between £20 million and £30 million of self-financed inventory.

2023 updated guidance:

●	50,000-52,000 total unit sales, of which 40,000-42,000 Retail units

●	Full-year Retail GPU approaching £1,250

●	2023 Retail GPU exit rate at ~£1,400

●	Adjusted EBITDA in the range of £(100) million to £(120) million

●	Year-end cash and cash equivalents in the range of £100 million to £115 million

Receipt of Continued Listing Standards Notice from NYSE

On September 28, 2023, the Company received a written notice from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Listed Company Manual because the average closing price of the Company’s Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. In accordance with the NYSE Listed Company Manual, the Company has notified the NYSE of its intent to resolve the deficiency within the requisite cure period designated under the NYSE listing standards. The Company’s Class A ordinary shares will continue to be listed and trade on the NYSE during this period, subject to the Company’s compliance with other NYSE continued listing standards. The Company’s receipt of the notice does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

Conference Call

Cazoo will host a conference call today, October 25, 2023, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the wind-down of operations in mainland Europe, the five-year plan (which extends the revised 2023 plan to 2027), and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) risks related to the consummation of the Transactions; (17) our inability to consummate the Transactions, including by not receiving shareholder approval of the Transactions, contemplated by the Transaction Support Agreement as scheduled or at all; (18) the volatility of the trading price of our Class A ordinary shares, which has increased as a result of announcing the Transactions and may increase as a result of the issuance of additional Class A ordinary shares and warrants pursuant to the Transaction Support Agreement; (19) our inability to comply with the restrictive debt covenants contained in the New Notes (as defined in the Transaction Support Agreement); (20) our ability to regain compliance with the continued listing standards of the NYSE as set forth in Section 802.01B and Rule 802.01C of the NYSE Listed Company Manual within the applicable cure period; (21) the Company’s ability to continue to comply with applicable listing standards of the NYSE; and (22) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Non-IFRS Financial Measures

In addition to Cazoo’s results determined in accordance with IFRS, this press release includes projected Adjusted EBITDA, which is a non-IFRS financial measure. The Company believes that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of Cazoo’s core operating performance or results of operations. Cazoo believes that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Cazoo’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Cazoo’s management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the period from continuing operations. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in Cazoo’s industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits their usefulness as comparative measures. Cazoo urges investors not to rely on any single financial measure to evaluate its business. This press release does not contain a reconciliation of projected Adjusted EBITDA as such a reconciliation is not available without unreasonable efforts.

Adjusted EBITDA is defined as loss for the period from continuing operations adjusted for tax, net finance expense, depreciation and impairment of tangible assets, amortization and impairment of intangible assets, share-based payment expense, fair value movement in Convertible Notes, embedded derivative, and warrants and foreign exchange movement in warrants and Convertible Notes and exceptional items.

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Peter Bancroft, Interim Communications Director, press@cazoo.co.uk

Brunswick: Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

5